SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Tax ID (CNPJ) # 76.483.817/0001-20
PUBLICLY TRADED COMPANY
CVM Record 1431 - 1

RELEVANT NOTICE

As provided by CVM Instruction 358/2002, Companhia Paranaense de Energia – Copel informs its shareholders and the market that, at the redefinition of its strategic plan, the Company decided to increase its participation in the special purpose company Centrais Elétricas do Rio Jordão S.A – Elejor, which holds the concession for exploration, operation and commercialization of the complexes Santa Clara and Fundão, located in river Jordão.

For that purpose, the Company signed a Commitment Letter for the Sale and Purchase of Shares issued by Centrais Elétricas do Rio Jordão – ELEJOR. This document formalizes the acquisition, by Copel, of all the shares held by the company Triunfo, which represents 30% of the common shares issued by Elejor. With this transaction, Copel now holds 70% of the control of ELEJOR.

The closing of this transaction is subjected to the approval of the Legislative Body of the State of Paraná, as well as of the Brazilian power sector regulatory body – ANEEL.

Curitiba, December 29, 2003

RONALD THADEU RAVEDUTTI
CFO and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2003

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.